

FOR IMMEDIATE RELEASE

For more information contact:
Richard L. Bergmark, 713-328-2101
Fax: 713-328-2151

CORE LAB ANNOUNCES Q1 2011 QUARTERLY DIVIDEND; INCREASES DIVIDEND FROM $0.06 PER SHARE TO $0.25 PER SHARE

AMSTERDAM (14 January 2011) - The Board of Supervisory Directors of Core Laboratories N.V. (NYSE: "CLB") has announced a cash dividend payable in the first quarter of 2011 of $0.25 per share of common stock. This increase, in part, reflects a decision by the Company to incorporate its practice of paying an annual special dividend into its quarterly dividends. On an annualized basis, the quarterly cash dividend for the first quarter of 2011 would equal a payout of $1.00 per share of common stock which is 12% greater when compared to the total $0.89 per share dividend paid in 2010 comprised of the four $0.06 per share quarterly dividends (which reflect the Company's two-for-one stock split that was effective 8 July 2010) plus the $0.65 per share special dividend paid in August 2010. The quarterly $0.25 per share cash dividend will be payable on 25 February 2011 to shareholders of record on 25 January 2011. Dutch withholding tax will be deducted from the dividend at a rate of 15%.

Any determination to declare a future quarterly cash dividend, as well as the amount of any such cash dividend which may be declared, will be based on the Company's financial position, earnings, earnings outlook, capital expenditure plans, ongoing share repurchases, potential acquisition opportunities, and other relevant factors at the time.

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The Company has scheduled a conference call to discuss Core's fourth quarter 2010 earnings. The call will begin at 7:30 a.m. CST on Thursday, 10 February 2011. To listen to the call, please go to Core's website at www.corelab.com.

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Core Laboratories N.V. (www.corelab.com) is a leading provider of proprietary and patented reservoir description, production enhancement, and reservoir management services used to optimize petroleum reservoir performance. The Company has over 70 offices in more than 50 countries and is located in every major oil-producing province in the world.

This release includes forward-looking statements regarding the future revenues, profitability, business strategies and developments of the Company made in reliance upon the safe harbor provisions of Federal securities law. The Company's outlook is subject to various important cautionary factors, including risks and uncertainties related to the oil and natural gas industry, business conditions, international markets, international political climates and other factors as more fully described in the Company's 2009 Form 10-K filed on 19 February 2010, and in other securities filings. These important factors could cause the Company's actual results to differ materially from those described in these forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company. Because the information herein is based solely on data currently available, and because it is subject to change as a result of changes in conditions over which the Company has no control or influence, such forward-looking statements should not be viewed as assurance regarding the Company's future performance.   The Company undertakes no obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date of this press release.

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